M3-BRIGADE ACQUISITION V CORP.
1700 Broadway

19th Floor
New York, New York 10019

July 15, 2024

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Stacie Gorman
Ruairi Regan

Re:	M3-Brigade Acquisition V Corp.
Registration Statement on Form S-1, as amended Initially Filed on June 5, 2024 File No. 333-279951

 Ladies and Gentlemen:

On July 10, 2024, M3-Brigade Acquisition V Corp. requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 4:00 p.m. ET on July 15, 2024, or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

M3-Brigade Acquisition V Corp.

By:	/s/ Eric Greenhaus
Name:	Eric Greenhaus
Title:	Chief Financial Officer

cc:	Raphael M. Russo, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP